

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2008

<u>**Via Facsimile ((617) 523-1231) and U.S. Mail**</u>

James A. Matarese, Esq.
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109

>**Re: USANA Health Sciences, Inc.**
>**Schedule 13E-3**
>**File No. 005-55565**
>**Filed June 3, 2008, as amended June 5, 2008**
>**Filed by Unity Acquisition Corp. et. al.**
>
>**Schedule TO**
>**File No. 000-55565**
>**Filed June 2, 2008, as amended June 5, 2008**
>**Filed by Unity Acquisition Corp. et. al.**
>
>**Schedule 13D/A filed by Gull Holdings, Ltd. et. al.**
>**Filed June 2, 2008**
>**File No. 005-55565**

Dear Mr. Matarese:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13D/A

1.   Please revise the Schedule to check box 2(a) in each cover page of the amendment to Schedule 13D filed as part of your Schedule TO filing or provide us your analysis supporting your decision to check box 2(b). We note that the filing persons are a group under the provisions of Rule 13d-5(b)(1). If you revise the Schedule as requested above, also revise Items 11 and 12 in the cover page for each filing person, as appropriate.

Offer to Purchase

Summary Term Sheet, page 4

2.   Please revise your summary term sheet to address the going private aspects of the transaction.

Special Factors

3.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please relocate the section "Introduction."

Reasons for Offer and the Merger, page 13

4.   Please revise the fourth bullet point on page 13 to quantify the costs that will no longer be expended in connection with the company's reporting obligations. Also, clarify whether the bidders will need to obtain audited financial statements in connection with the financing of the offer.

Position of Purchaser, page 14

5.   We note that you refer to an oral presentation by Canaccord Adams but that a written presentation was filed as an exhibit to the Schedule 13E-3. Please clarify.

6.   Please revise to disclose the data underlying the results in each analysis described in this section. For example, disclose (i) the data from each transaction used in the Average Premium Data analysis, including transaction prices and premiums that resulted in the premiums disclosed on page 14, (ii) the data from each analyst whose ratings and estimates was used in the related analysis, (iii) the estimated revenues and EBITDA for each company in the peer group analysis, including Usana, and (iv) the data from each transaction used in the comparable transactions analysis and the Usana data to which you applied the multiple to arrive at the implied per share equity values. For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

7.   Please explain basis used to select the transactions used in the Average Premium Data

analysis and explain why Canaccord Adams excluded transactions in which the pre-announcement share price was less than $7.00.

8. With respect to the Summary of Analysts' Ratings and Estimates analysis, please disclose that Canaccord is one of the analysts included in the analysis. Also, explain the meaning of "stripped mean"; to the extent the stripped mean was derived by excluding any specific analyst's estimates, please explain the basis used to do so. Finally, we note that the Canaccord Adams presentation does not appear to include stripped mean data with respect to this analysis; thus, with a view toward revised disclosure, tell us how Canaccord Adams arrived at the stripped mean future price targets.

9. Please explain basis used to select the companies used in the comparable companies analysis and the transactions used in the comparable transactions analysis, each on page 15. Also, explain why Canaccord Adams used the stripped mean multiples instead of the other multiples it calculated.

10. With respect to the comparable transaction analysis, we note that the Canaccord Adams presentation includes 30 comparable transactions , none of which appear to be included in your disclosure. Please explain.

11. Please disclose the "other significant factors" described on page 16 that led Canaccord Adams to conclude the offer price was reasonable despite the results obtained in its analyses based on EBITDA multiples.

12. Please provide the disclosure required by Item 1015(b)(2)-(4) of Regulation M-A with respect to Canaccord Adams.

13. We note that the Offer Participants based their fairness determination, in part, on the oral presentation by Canaccord Adams. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise.

14. Please revise to disclose the filing persons' consideration of going concern value. Refer to Instruction 2 to Item 1014 of Regulation M-A.

15. Please revise your disclosure on page 17 to describe the "uncertain growth prospects" and the "difficult market conditions…affecting direct selling companies." Also, disclose the risks and uncertainties referenced instead of referring security holders to other reports.

16. We note that in both the peer group analysis and the comparable transaction analysis, the implied EBITDA multiples were not in line with analysts' consensus price target and with the offer price. Please how the Offer Participants were able to make their fairness

determination in light of these results.

The Tender Offer

Acceptance for Payment, page 25

17.   Please revise the language in this section that states that you will pay for tendered securities "as promptly as practicable after the expiration or termination of the Offer" to state that you will make such payment "promptly" as required by Rule 14e-1(c).

Material U.S. Federal Income Tax Consequences of the Merger, page 30

18.   We note your statements that the discussion "is for general information only." Please delete this statement, as it implies that you are not responsible for the disclosure in your proxy statement.

Price Range of Shares, page 31

19.   Please tell us why you need to qualify the disclosure in the last paragraph of this section by reference to "the Offer Participants' knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Certain Information Concerning Usana, page 32

20.   We note that you have disclosed Usana's summary financial information in compliance with Instruction 1 to Item 13 of Schedule 13E-3. Please revise your disclosure to specifically incorporate by reference the financial information required by Item 1010(a) and (b) of Regulation M-A.

Certain Information Concerning Purchaser, page 35

21.   Please revise the footnotes to the table on page 37 to remove the phrase "may be deemed" with respect to beneficial ownership. Refer to the definition of beneficial ownership in Rule 13d-3.

22.   Please revise to include the financial information required by Item 10 of Schedule TO. We note that your offer is subject to a financing condition.

Certain Conditions of the Offer, page 42

23.   Refer to the penultimate paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we

believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions